January 22, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

ATTENTION:  Ms. Tracey Houser

RE:

Human Pheromone Sciences, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed March 29, 2007

Forms 10-QSB for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 0-23544

Dear Ms. Houser:

This letter is in response to a letter dated December 21, 2007 to Human Pheromone Sciences, Inc. (the “Company”) regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 and Forms 10-QSB for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.  Set forth below are the Company’s responses to the comments contained in the Staff’s letter.  For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s response.

Item 8A.  Controls and Procedures, page 11

1.

Comment:  We note your disclosure that your “disclosure controls and procedures were effective at the reasonable assurance level to timely alerting them to material information relating to the Company required to be disclosed in our Exchange Act Filings.”  Please revise in future filings and confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response:  The Company will revise in future filings and hereby confirms that the Company’s officers concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that information required to be disclosed in the reports filed by the Company or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure.

Summary of Significant Accounting Policies, 21

Revenue Recognition, page 22

2.

Comment:  We note that in August 2006 you entered into a license agreement with Personal Products Company (PPC) in exchange for an initial cash payment of $1.75 million and future royalties on sales.  We further note that you are recognizing revenue for this agreement in accordance with EITF-00-21 in that you are recognizing portions of the initial cash payment upon completion of milestones based on a determination that the agreement contains multiple elements of accounting.  However, it is unclear from your revenue recognition policy and your description of the licensing agreement how you determined such accounting policy is appropriate.  Please tell us and revise your disclosure in future filings to disclose the material terms of the licensing agreement with PPC, including the length of the agreement.  Based on these terms, please also provide us with your analysis of EITF 00-21 and SAB Topic 13 regarding how you determined the agreement contains multiple elements and your revenue recognition policy for each element.  We further note that you also have a licensing agreement with Schwarzkopf & Henkel.  Please also tell us and disclose in future filings the material terms of this agreement, including when the agreement was entered into and the length, and how you are recognizing revenue for this agreement.

Revenue Recognition PPC License

Response:  The Company considered both SAB Topic 13 “Revenue Recognition” and EITF 00-21 “Revenue Arrangements with Multiple Deliverables” in determining that the agreement contains multiple elements and the appropriate revenue recognition policy for each element.

Pursuant to the license agreement entered into on August 18, 2006, the Company granted to Personal Products Company (“PPC”) the following:

1.

an exclusive license for certain Licensed Patents and  Licensed Know-how, as explained further below, in specific product fields and specific sales channels and a non-exclusive license under the Licensed Patents and Licensed Know-how in other specified product fields and specific sales channels;

2.

an exclusive right of first discussion regarding collaboration on future innovations in the use  of compounds in products that are sold to the general consumer.

The Company has been issued two use patents by the U. S. Patent Office on two naturally occurring compounds.  The patents grant the Company the exclusive use of the compounds in non-therapeutic compositions of consumer personal care products, including but not limited to fragrances, hair products, candles, soaps and similar consumables.

The Company obtains the two compounds using contract manufacturers, under proprietary processes developed by the Company, its consultants and one of the contract managers that permits large volumes to be manufactured at significant cost reductions.  The Company retains the use of the patent rights as long as the regulatory registrations are maintained by the Company.

The Company has identified additional naturally occurring compounds it believes will also stimulate human moods and feelings.  The Company has developed and performed initial tests on two of these compounds.  These test results have been shared with PPC (under a confidentiality agreement).

In return for these rights, the Company received payment of $1,750,000 in September 2006 and will earn royalties (confidential treatment has been requested for the royalty rates) on products developed and sold by PPC until the initial patents on the licensed technology expire, in December 2011 and March 2012.

Upon consideration of the relevant guidance contained in SAB Topic 13 and EITF 00-21, the Company determined that the agreement with PPC contained multiple deliverables and identified three separate units of accounting for the $1,750,000 contract amount.

EITF 00-21 states that in an arrangement with multiple deliverables, delivered items should be considered a separate unit of accounting if all of the following criteria are met:

a.	the delivered item(s) have value to the customer on a standalone basis;
b.	there is objective and reliable evidence of the fair value of the undelivered item(s), and;
c.	delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

The Company identified the following as separate units of accounting for revenue recognition.

Technology support services:

The delivered item(s) have value to the customer on a standalone basis:

The services are to be provided to PPC so that the licensed technology can be developed into successful new products by PPC.  Both the Company and the licensee agreed that the Company’s personnel support would be required during the licensee’s product development process to provide technical expertise, training and product development assistance and guidance relating to the manufacturing facility upgrade.

The proprietary information on the complex nature of the compounds that will be provided to PPC can be applied to other compounds and manufacturing techniques for products not subject to this license and not under the Company’s control.  The scientific data, testing and analysis and the manufacturing processes can be applied to other products that PPC utilizes with no obligation to the Company.   The proprietary information being provided could be replicated by outside or inside personnel however, obtaining this information from the Company was deemed to be more time and cost effective by PPC.

There is objective and reliable evidence of the fair value of the undelivered item(s):

The Company calculated that $95,870 would be required to provide these services.  This amount was calculated based on the expected number of hours that the Company’s staff and consultants would devote to the project, plus estimated travel expenses and estimated patent-related costs, at rates typically charged for such services.  This is a reasonable determination of fair value for the services being delivered based upon current market quotes for these types of ongoing scientific services.

Delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Performance of the item is considered probable because (a) the cost of PPC to take the services outside would result in significantly larger lead times and substantially higher costs, and (b) performance of the service is in the control of the Company because we provide the employees and consultants that are executing the work. The related revenue is being recognized over the period that the Company is to provide support to PPC and will be based on the actual time incurred by the Company.

Exclusive rights of first discussion:

The delivered item(s) have value to the customer on a standalone basis:

The Company presented to PPC, under a confidentiality agreement, the preliminary results of two compounds that the Company has been developing and testing.  PPC then separately requested additional tests and analysis of these two compounds.  The Company developed detailed plans and cost estimates for conducting the required research based on upon cost quotes from independent testing facilities and the Company’s scientific consultants to perform the work.  The license agreement is not contingent on the success of these tests and analysis.

There is objective and reliable evidence of the fair value of the undelivered item(s):

The Company calculated that $832,380 would be required by the Company to perform the tests and analysis that PPC requested.  This amount was calculated based on the expected number of hours that the Company’s staff and consultants would devote to the project, outside testing services, estimated travel expenses, and estimated patent-related costs at rates typically charged for such services. The Company developed detailed plans and cost estimates for conducting the required research as discussed above based on cost quotes from independent testing facilities and the Company’s scientific consultants, which supports the Company’s determination of the fair value.

Delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Performance of the item is considered probable because (a) the cost of PPC to take the services outside would result in significantly larger lead times and substantially higher costs, and (b) performance of the service is in the control of the Company because we provide the compounds, employees and consultants that are executing the work. The related revenue is being recognized over a twenty-four month period, in which the Company is to provide the testing and analysis to PPC and will be based on the actual time and costs incurred by the Company.

Licensing revenue:

The delivered item(s) have value to the customer on a standalone basis:

The license agreement provides the exclusive rights, and the non-exclusive rights in other product lines in the fields specified, to use the patented compounds in specific product fields and specific channels.  The Company has been issued two use patents by the U. S. Patent Office on two naturally occurring compounds.  The patents grant the Company the exclusive use of the compounds in non-therapeutic compositions of consumer personal care products, including but not limited to fragrances, hair products, candles, soaps and similar consumables.  The Company’s compounds are chemical substances that have been shown to stimulate human moods and feelings. PPC will have a competitive advantage with being to sole provider of consumer products, within the licensed fields, containing the patent protected compounds.

There is objective and reliable evidence of the fair value of the undelivered item(s):

The Company and PPC negotiated the payment amount and the on-going royalty rate, and the amount of $831,750 was agreed upon as the fair amount for both parties, based upon prevailing royalty rates and expected run-rates for the products that might be developed.

Delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Per the agreement, the license rights are valid until the expiration of the last-to-expire licensed patent.  PPC has the exclusive rights of the licensed patents in the fields specified, and the non-exclusive rights in other product lines in the fields specified.  The $831,750 license fee payment is being recognized, on a straight-line basis, over the remaining life of the patents, sixty-seven months from the date the agreement with PPC was signed.

Schwarzkopf & Henkel License

The Company granted Schwarzkopf & Henkel a non-exclusive license for the development, manufacture, sale and distribution of certain licensed hair styling products using the Company’s patented technology. Schwarzkopf & Henkel paid a license fee of $20,000 plus royalties based on net sales of the licensed products in specified countries.  The license was effective May 1, 2007 and expires on April 30, 2010.

The $20,000 license fee is being recognized on a straight-line basis over the life of the license, thirty-six months.  There was not any discernable service to be provided by the Company to warrant revenue recognition on an accelerated basis.

For the above reason, the Company respectfully submits that its revenue recognition policy is appropriate.  The Company will revise disclosure in future filings to disclose the material terms of these agreements, including the length of the agreements.

The undersigned acknowledges the following:

•

We are responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (408) 938-3030 with questions or our legal counsel, Marina Remennik of Heller Ehrman, LLP, at (650) 324-7096.

Very truly yours,

/s/ William P. Horgan
Chairman and Chief Executive Officer

cc:

Marina Remennik